Exhibit 99.1

May 3, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Sonia Bednarowski / Mr. John Dana Brown

Re:	Spirits Capital Corporation.
Amendment No. 3 to Draft Offering Statement on Form 1-A
CIK No. 0001881767

Dear Ms. Bednarowski and Mr. Brown:

On behalf of Spirits Capital Corporation. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated April 28, 2023 with respect to the Company’s Draft Registration Statement on Form 1-A (the “Form 1-A”) as noted above. We are also submitting our amended draft Form 1-A offering statement (the “Amendment No. 4”) with this letter.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Form 1-A submitted concurrently with the submission of this letter in response to the Staff’s comments.

General

1.	Your response to comment 2 that you do not intend to offer tokens or operate as a platform administrator for security tokens is inconsistent with the description of your business on your website, which states that you intend to offer tokens. Please revise your offering statement accordingly.

Response: We do not intend to offer tokens or operate as a platform administrator for security tokens. We have updated our business website accordingly and will be diligent to ensure its accuracy moving forward.

2.	Refer to your responses to comments 1 and 4. We note your disclosure on page 20 that you intend to use a significant portion of the net proceeds of this offering to expand your marketing and advertising for your brand. Please revise to clarify if the alcohol you intend to sell will be sold under your own brand, and, if not, please briefly describe the target audience of your advertising and what you intend to advertise. In addition, please tell us why you believe that the advertising for your Cask Investment Deeds on your website is consistent with Rule 506(b) of Regulation D, which you have told us is the exemption from registration pursuant to which you are offering and selling the Cask Investment Deeds.

Response. We revised our “Use of Proceeds” to remove “brand marketing.”

We are positioning our company to have a competitive edge in the spirits industry. We hope to build a brand as a reliable strategic partner. The branding will expand as our business divisions are developed. Our target audience consists, in the US, of industry players- distilleries and independent bottlers. Our long -term business plans are still under development.

Our current operations consist of building a portfolio of Premium American Whiskey, in order to generate profits on the future sale of the spirits after the aging process. There is a profit margin built into the Cask Investment Deeds, which will, in the long term, be secured by a percentage of (not all of) our Premium American Whiskey portfolio.

Strategic alliances with distilleries will secure our supply and also help the distilleries to diversify. Independent bottling companies purchase casks from distilleries in bulk, blend the whisky, bottle it, and build new brands. Cask sales add value to a distillery’s brand and, in turn, our investments.

In the future, we intend to expand to other spirits, including but not limited to tequila, scotch and rum.

We may also bottle spirits under our own brand in the future.

In our most recent response to the Staff, we clarified that Cask Investment Deeds are being offered pursuant to 506(c) of Regulation D, which allows for general solicitation and advertising provided securities are only sold to investors that are “accredited investors”, we take reasonable steps to verify that they are accredited, and we comply with other requirements of the rule. Further, in compliance with applicable law, we will only sell to persons over the age of 21.

Risk Factors

Risks related to this Offering.

There is a risk this Offering may not close, page 13.

3.	Please expand your risk factor on page 13 to explain why the offering may be abandoned prior to the initial closing, and clarify what you mean by “initial closing” so that investors understand whether you will return the proceeds to investors should you abandon this offering prior to the “initial closing.”

Response: We have deleted this risk factor. We have determined that it is not applicable. There is no material risk that the offering will be abandoned. Further, the offering is on a “best efforts” basis- funds will be deployed pursuant to the “Use of Proceeds” upon each closing. We have covered the risks of a “best efforts” offering under this section.

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We trust that the above is sufficiently responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our counsel Ruba Qashu, Partner, Barton LLP at 949-355-5405.

Sincerely, Spirits Capital Corporation

/s/Todd Sanders
Todd Sanders
Chief Executive Officer and Chairman